UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X/A

APPOINTMENT OF AGENT FOR SERVICE
OF PROCESS AND UNDERTAKING

EXPLANATORY NOTE

The Registrant is filing this Amendment to Form F-X to report a change in the name or address of the U.S. Agent for Service of Process previously appointed by the Registrant in connection with multiple Forms filed by the Registrant with the Commission, as listed below in Item C (the “Applicable Forms”). The Registrant hereby amends each Form F-X initially filed by the Registrant contemporaneously with an Applicable Form.

A.	Name of issuer or person filing (“Filer”):

NEW GOLD INC.

B.	(1)	This is [check one]:

☐	an original filing for the Filer.

☒	an amended filing for the Filer.

(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this form is being filed:

Name of registrant:	NEW GOLD INC.

Form type:	Multiple form types as set forth in the table below.

File number (if known):	Multiple file numbers as set forth in the table below.

Filed by:	NEW GOLD INC.

Date filed (if filed
concurrently, so indicate):	Multiple dates as set forth in the table below.

Form Type:	File Number (if known):	Date Filed (if filed concurrently, so indicate):

Form 40-F	001-31722	March 29, 2006
Form F-10	333-189418	June 18, 2013

Form F-10	333-216168	February 22, 2017

D.	The Filer is incorporated or organized under the laws of British Columbia and has its principal place of business at:

181 Bay Street, Suite 3510
Toronto, Ontario
M5J 2T3

Telephone: (416) 324-6000

E.	The Filer designates and appoints CT Corporation System (the “Agent”), located at:

CT Corporation System

28 Liberty Street

New York, New York 10005
Telephone: (212) 894-8940

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Securities and Exchange Commission (“Commission”); and

(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any State or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on each of the Forms listed above in the table in Item C of this Form on the respective dates listed therein or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date that the Filer has ceased reporting under the Securities Exchange Act of 1934.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Forms listed above in the table in Item C of this Form, as applicable; the securities to which such Forms relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada, this March 28, 2019.

Filer: NEW GOLD INC.	By:	/s/ Lisa Damiani
	Name:	Lisa Damiani
	Title:	General Counsel, Executive Vice President, Government Relations and Corporate Secretary

This statement has been signed by the following person in the capacity and on the date indicated.

CT Corporation System as Agent for Service of Process for NEW GOLD INC.

By:	/s/ Olga Hinkel
Name: Olga Hinkel
Title: Vice President Date: March 28, 2019